Issuer Free Writing Prospectus
Filed by: Cardtronics, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-164395
Cardtronics, Inc.
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated August 12, 2010. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Cardtronics, Inc.
Guarantee:	Fully and unconditionally guaranteed by Cardtronics USA, Inc.,
Cardtronics Holdings, LLC and ATM National, LLC
Security:	8.250% Senior Subordinated Notes due 2018
Size:	$200,000,000
Maturity:	September 1, 2018
Coupon:	8.250%
Offering Price:	100.000%
Yield to maturity:	8.250%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2011
Record Dates:	February 15 and August 15
Gross Proceeds:	$200,000,000
Net Proceeds to the Issuer (before expenses):	$196,750,000
Redemption Provisions:
First call date:	September 1, 2014
Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points

Redemption prices:

Commencing September 1, 2014: 104.125%
Commencing September 1, 2015: 102.063%
Commencing September 1, 2016: 100.000%
Redemption with proceeds of equity offering:	Prior to September 1, 2013, up to 35% may be redeemed at 108.250%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	August 12, 2010
Settlement (T+10):	August 26, 2010
Denominations:	$2,000 and integral multiples of $1,000
CUSIP:	14161H AE8
ISIN:	US14161HAE80
Form of Offering:	SEC Registered (Registration No. 333-164395)
Joint book-running managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Co-managers:	Wells Fargo Securities, LLC
BBVA Securities Inc.
SunTrust Robinson Humphrey, Inc.
Lock-up Period:	90 days

Original Issue Discount
The notes will not be issued with original issue discount, or OID, for U.S. federal income tax purposes.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC, Attention: Syndicate Operations, 4 World Financial Center, Mail Code NY3-004-07-09, 250 Vesey Street, 7th Floor, New York, New York 10080-1305, telephone: 1-800-294-1322 or J.P. Morgan Securities Inc., 383 Madison Avenue 3rd Floor, New York, New York 10179, telephone: 1-800-245-8812.